UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of December 2016

Commission File Number 001-34837

MAKEMYTRIP LIMITED

(Exact name of registrant as specified in its charter)

Not Applicable

(Translation of registrant’s name into English)

Mauritius

(Jurisdiction of incorporation or organization of registrant)

Tower A, SP Infocity, 243,

Udyog Vihar, Phase 1

Gurgaon, Haryana 122016, India

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

MakeMyTrip Limited (the “Company”) is incorporating by reference the information set forth in this Form 6-K into its registration statement on Form F-3 (File No. 333-193943) filed with the United States Securities and Exchange Commission on February 14, 2014, as amended, which became effective on March 10, 2014.

Results of the special meeting of shareholders

On December 9, 2016, the Company held a special meeting of shareholders to approve the Transaction Agreement, dated October 18, 2016, between MakeMyTrip, MIH Internet SEA Private Limited and, solely for the purposes of Article XIII therein, MIH B2C Holdings B.V., and the transactions contemplated thereby (collectively, the “Transaction”). The ordinary resolution submitted to the Company’s shareholders at the above meeting of shareholders was duly approved and passed by 99.99% of ordinary shares held by shareholders present, in person or represented by proxy, and voting on the matter at the above meeting.

Conditions precedent to the completion of the Transaction

The completion of the Transaction remains subject to certain customary conditions precedent, including the approval of the Competition Commission of India.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: December 9, 2016

MAKEMYTRIP LIMITED

By:	/s/ Deep Kalra

Name:	Deep Kalra
Title:	Group Chairman and Group Chief Executive Officer